PURCHASE POINT MEDIA CORP.
6950 Central Highway
Pennsauken, NJ 08109

January 11, 2008

Securities and Exchange Commission
Washington, D.C. 20549

RE:          Purchase Point Media Corp.
SEC Comment Letter dated December 29, 2007
Preliminary Information Statement on Schedule 14C
File No. 0-25385

Dear Sir/Madam:

We are submitting herein the responses of Purchase Point Media Corp. (the “Company”) to the comments set forth in your comment letter dated December 29, 2007 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an amended Preliminary Information Statement on Schedule 14C (the “Amended Preliminary Information Statement”).  The Amended Preliminary Information Statement covers two proposed amendments to the Company’s Articles of Incorporation: (l) the change of the Company’s name to Power Sports Factory, Inc., and (2) the 1-for-20 reverse split of the Company’s outstanding shares of Common Stock (the “Reverse Split”).

Preliminary Note:

The Amended Preliminary Information Statement now provides for a shareholders meeting.  This was deemed by the Company to be more appropriate than simply providing notice to shareholders of action taken by the holders of a majority of the voting stock.

Preliminary Information Statement

1. Pagination.  The filing is paginated.

2. Shareholders Voting in Favor of Amendments. The Amended Preliminary Information Statement on page 9 discloses the names and shareholdings of the shareholders that have advised management that the shares of common stock held by them will be voted in favor of the proposed Amendments.

3. Inclusion of Additional Information in Proxy Statement Required by Schedule 14C.The Amended Preliminary Information Statement under the captions “Amendments to Our Company’s Certificate of Incorporation”, beginning on page 5, and “Business of Power Sports Factory”, beginning on page 9, discloses the financial and business operational information included in the Company’s Amended Current Report on Form 8-K, filed with the Commission on November 16, 2007, including disclosures concerning the Company’s acquisition of Power Sports Factory, Inc., and the Management and Discussion and Analysis and Financial Statements included in the Company’s quarterly report on Form 10-QSB, filed November 23, 2007.

4. Spin-Off of Last Word Subsidiary. Under Staff Legal Bulletin No. 4, the spin-off of the shares of the Last Word subsidiary would appear to comply with the five conditions in paragraph 4A, providing that the May 2, 2007 record date would not be deemed to be in conflict with the requirement that the spin-off be pro-rata. This is to confirm that the Company’s Last Word subsidiary will file a Registration Statement for the spin-off if the spin-off is not deemed compliant with this or other conditions of the Staff Legal Bulletin that permit a non-reporting subsidiary to be spun off with the provision to shareholders of an information statement and the subsequent registration of the spun-off shares under the Securities Exchange Act of 1934.

5.  Amtel. The additional information concerning the ownership of Amtel has been provided in a footnote to the “Principal Shareholders and Security Ownership of Management” table on page 5 of the Amended Preliminary Information Statement.

6.  Disclosure of Information as to Beneficial Ownership of the Company’s Common Stock Following Effectiveness of the Reverse Split. The requested information has been provided in the “Principal Shareholders and Security Ownership of Management” table on page 4 of the Amended Preliminary Information Statement.

7. Reasons for and Terms of Reverse Stock Split. The reasons for and discussion of the Reverse Split and disclosed under the caption “Amendments to Our Company’s Certificate of Incorporation” beginning on page 5.  The treatment of fractional shares is discussed at the top of page 7. The discussion of the Company’s lack of plans for issuances of authorized but unissued Common Stock following the Reverse Split is discussed at the top of page 8 of the Amended Preliminary Information Statement.

8. Reduction in Voting Power Following Reverse Split.  The reduction in voting power for the holders of common stock as a result of the Reverse Split is discussed at the bottom of page 7 of the Amended Preliminary Information Statement.

The undersigned Steven A. Kempenich, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

/s/ Steven A. Kempenich
Steven A. Kempenich
Chief Executive Officer
Purchase Point Media Corp.